GREEN VISTA CAPITAL, LLC

FINANICAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2025

REPORT PURSUANT TO RULE 17A-5

The report is deemed **CONFIDENTIAL** in accordance with Rule l 7a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT.**

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SEC FILE NUMBER
008-70101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-s, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** (MM/DD/YY) AND ENDING **12/31/2025** (MM/DDNY)

A. REGISTRANT IDENTIFICATION

NAME oF FIRM: Green Vista Capital, LLC

IYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer O Security-based swap dealer 0 Major security-based swap participant

0 Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 N. Park Avenue
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philippus van Staden	407-878-1215	philip@greenvistacapital.com
(Name)	(Area Code - Telephone Number)	(Email Address)

8. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CherryBekaert, LLP
(Name - if individual, state last, first, and middle name)

3800 Glenwood Ave, Suite 900	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

• Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by **a** statement of facts and circumstances relied on as the basis of the exemption, See 17

CFR 240.1?a-S(e)(l)(ii), if applicable,

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

OATH OR AFFIRMATION

I, Phillippus van Staden   swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of   Green Vista Capital LLC   as of

December 31   2D is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of **a** customer.

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- 0 (c) Statement of income (loss) or, if there is other comprehensive income in the period{s} presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).
- 0 {d) Statement of cash flows.
- 0 (e) statement of changes in stockholders' or partners' or sole proprietor's equ
- 0 (f) Statement of changes in liabilities subordinated to claims of creditors.
- D (g) Notes to consolidated financial statements.
- D {h) Computation of net capital under 17 CFR 240.1Sc3-1 or 17 CFR 240.18a-1, as applicable.
- D (i) Computation of tangible net worth under 17 CFR 240.18
- 0 G) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.1
- D (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- 0 (l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.
- 0 (m) Information relating to possession or control requirements for customers under 17 CFR 240.1
- 0 (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.1Sc3-3(p}(2) or 17 CFR 240.18a-4, as applicable.
- 0 (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- D (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- D (r) Compliance report in accordance with 17 CFR 240.17a-Sor 17 CFR 240.18a-7, as applicabl
- D (s) Exemption report in accordance with 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- D (t) Independent public accountant's report based on an examination of the statement of financial condition.
- D (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-1Z, as applicable.
- D (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- 0 (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- D (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- D (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- D (☐)<::>th☐r: ----

""*To request confidential treatment of certain portions of this filing, see 17 CFR 240_17a-S(e}{3} or 17 CFR 240.18a-7{d)(2), as applicable.

GREEN VISTA CAPITAL, LLC
TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-8

GREEN VISTA CAPITAL, LLC

Statement of Financial Condition
December 31, 2025

ASSETS	
Cash and cash equivalents	$3,287,275
Commissions receivable	606,793
Due From Broker Dealers	15,300
Due From Representative	71,760
Prepaid expenses	66,699
Security Deposit	4,041
Right-of-use Assets	19,377
Insurance Reimbursement	250,000
Total assets	**$4,321,245**

LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$1,713,829
Lease Liabilities	19,930
Total Liabilities	1,733,759
Commitments and Contingencies	
Member's Equity	2,587,486
Total Liabilities and Member's Equity	$4,321,245

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING - The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

NATURE OF OPERATIONS AND ORGANIZATION - Green Vista Capital, LLC (the "Company") is a Florida Limited Liability Company owned by Green Vista Holdings, LLC. (the "Owner"). The Company is a registered broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). In its capacity as a broker/dealer, the Company is a managing broker dealer for direct private placements offered under Rule 506 (b). The Company sells private placements to accredited investors.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less. The firm has cash and cash equivalents of $3,037,275 in excess of the $250,000 FDIC Limit.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks. Cash deposits in banks, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents and believes that there is no significant risk with respect to these deposits. The firm derives most of it revenue from Dealer manager fees and Commissions from direct participation programs. Both Commissions from Direct participation programs and Dealer manager fees represent more than 10% of the firms revenue.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivables are recorded on a transaction close-date basis. Receivables are stated at the amount management expects to collect from outstanding balances. The Commissions Receivable balance for the year ended December 31, 2025, totaled $606,793.

The guidance under ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized costs, including arrangement fees and other receivables using the CECL framework. The Company's expectation is that the credit risk associated with receivable are that the client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the arrangement fee receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the

GREEN VISTA CAPITAL, LLC

Notes to Financial Statements

For the Year Ended December 31, 2025

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

allowance for credit losses. The Company has evaluated its outstanding accounts receivable and has provided an allowance for credit losses of $0 as of December 31, 2025.

REVENUE RECOGNITION - Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board ("FASS") issued an Accounting Standards Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from General Accepted Accounting Principles ("GAAP"). The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. Revenues are analyzed to

determine whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price. The ASU also requires new qualitative and quantitative disclosures, including disaggregation of revenues and description of performance obligations.

REVENUE RECOGNITION (CONT'D)
This ASU was adopted by the Company on January 1, 2018. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amounts of its revenue recognition under the ASU. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from the ASU and are largely consistent with existing guidance and current practices applied by the Company.

Commission revenue and broker dealer fees originate from manager broker dealer agreements and selling agreements, respectively, with various customers. The Managing Broker dealer agreement appoints the Company as an authorized agent that offers the sale of units of the entities being offered in the agreement. Selling agreements give the Company the right to participate as a member of the selling group to solicit subscriptions for securities in the subscription agreement. The Company views the selling, distribution, and marketing, or any combination thereof, of investment products to such clients as a single performance obligation and the related commission revenues and broker dealer fees are recorded at the point in time when all significant items relating to the sale of units process have been completed and the amount of the commission revenue has been determined.

PREPAID EXPENSES - The company records prepaid expenses that include insurance, CRD and other expenses.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

INCOME TAXES - The Company is treated as a disregarded entity for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses flow through to the tax return of its member and are taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax position taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or State examinations by tax authorities since its inception in 2022.

OVERHEAD EXPENSES - This category reflects all expenses related to payroll, employee benefits and rent. For the year ended December 31, 2025, overhead expenses amounted to $722,807.

LEASES - The Company adopted the new guidance for leases prospectively effective January 1, 2021. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercises that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

SEGMENT REPORTING - The Company has identified its Chief Executive Officer and FinOp as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Revenues are derived primarily from commission income. All significant operating decisions are based on consolidated results, and discrete financial information at a lower level is not regularly reviewed by the chief operating decision maker. Entity-wide disclosures about products and services, geographic areas, and major customers (if applicable) are presented in the accompanying notes. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the "CODM" manages the business activities using

GREEN VISTA CAPITAL, LLC

Notes to Financial Statements

For the Year Ended December 31, 2025

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2- RELATED PARTY TRANSACTIONS

The Company is managed by its Owner and sole member, Green Vista Holdings, LLC. The Company pays the Owner professional fees for services rendered. The professional fees through December 31, 2025, represent costs associated with strategic planning, legal and business development, general management, and other related expenses. Professional fees for the year ending December 31, 2025, totaled $794,120 and are included within professional services in the accompanying statement of operations.

NOTE 3- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the first year of operations at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

On December 31, 2025, the Company had net capital of $2,127,693 and a net capital requirement of $114,292. The firm had an Aggregated indebtedness ration of 0.85.

NOTE 4 - CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims in the normal course of business. The Company settled some claims that occurred before 2025 and the claims settlements were reimbursed by the firm's insurance carrier. The Company received 2 complaints in 2025, one related to IRS challenges to conservation easement and one related to a representative selling a product not approved by the Broker Dealer. The firm settled three of the cases for $195,000, $135,000 and $250,000 respectively. Management believes in all cases it has meritorious defense and intends to vigorously defend itself. The firm has insurance coverage and therefore did not make any allowances.

NOTE 5 - LEASES

The Company has operating leases for office spaces. These leases have remaining terms ranging from one and a half year to three year and a half year and do not contain options to either extend or terminate the leases.

The components of lease expense for the year ended December 31, 2025, were as follows:

Operating lease costs:
  Amortization of right-of-use assets $57,136

NOTE 5 - LEASES (CONT'D)

Interest on operating lease liabilities	1 310
Total operating lease costs	$58,446

Supplemental Statement of Financial Condition on December 31, 2025, relating to leases were as follows:

Operating Leases:	
Right-of-use assets	$168,953
Accumulated amortization	149,576
Right-of-use assets, net	$19,377
Operating lease liabilities	$19,930

Weighted Average Remaining Lease Terms:

Operating Leases	0.33 years

Weighted Average Discount Rate:

Operating Leases	2.5%

NOTE 6-RENT

The Company entered into a new lease agreement in April 2023 for a term of 36 months. The rent expense for the year ended December 31, 2025, totaled $63,969 The following are the future minimum lease payments for the leases:

Year Ending December 31,	Operating Lease Payments
2026	$20,035
Total Future Minimum Lease Payments	$20,035
Less Imputed Interest	(105)
Lease Liability	$19,930

NOTE 7 - DUE FROM REPRESENTATIVE

Due to an overpayment in commission from a product sponsor the firm had to charge back commissions to a registered representative which resulted in a receivable of $71,760 due from representative.

NOTES-SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2025, and through March 31, 2026 and determined that there were three legal settlements for $40,000, $135,000, and $115,000 that should be disclosed.